Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

September 11, 2023

VIA EDGAR CORRESPONDENCE

Yoon Choo
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Ms. Choo:

This letter responds to your comments regarding the registration statements filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on July 26, 2023 (the “Registration Statements”). The Registration Statements relate to the FT Cboe Vest U.S. Equity Enhance & Moderate Buffer ETF – January, FT Cboe Vest U.S. Equity Enhance & Moderate Buffer ETF – February, FT Cboe Vest U.S. Equity Enhance & Moderate Buffer ETF – April, FT Cboe Vest U.S. Equity Enhance & Moderate Buffer ETF – May, FT Cboe Vest U.S. Equity Enhance & Moderate Buffer ETF – October and FT Cboe Vest U.S. Equity Enhance & Moderate Buffer ETF – November (each a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made to the FT Cboe Vest U.S. Equity Enhance & Moderate Buffer ETF – October Fund, please ensure the corresponding changes are made in disclosure for the other Funds so that disclosure for all the Funds is identical except as to any month specific disclosure.

Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Registration Statements.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout each of the Registration Statements and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness.

Comment 2 – Principal Investment Strategies

The Staff asks the Funds to please bold the following disclosure set forth in the section entitled “Principal Investment Strategies”:

Investors should not expect that the target outcomes will be provided at any point prior to that time, and during the Target Outcome Period, investors should not expect their shares to experience twice the positive price performance of the Underlying ETF.

Response to Comment 2

Pursuant to the Staff’s comment, the referenced disclosure has been bolded.

Comment 3 – Principal Risks

The Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. See ADI 2019-08 – Improving Principal Risks Disclosure.

Response to Comment 3

The Registrant respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Registrant has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Registrant continues to evaluate its approach to the ordering of risk factors in light of recent Securities and Exchange Commission guidance.

Comment 4 – Net Asset Value

Please update the section entitled “Net Asset Value” per the 497 supplement filed on August 21, 2023.

Response to Comment 4

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 5 – Statement of Additional Information

Regarding the disclosure on derivative actions, the Staff reiterates in full the comments provided on the Declaration of Trust disclosure for the First Trust Multi-Manager International ETF.

Response to Comment 5

The Funds and the Advisor have considered the Staff’s comment and respectfully decline to make the requested changes. The Funds and the Advisor believe that the disclosure, as currently presented, is appropriate for investor comprehension.

Comment 6 – Statement of Additional Information

Regarding the disclosure on fiduciary duties, the Staff reiterates in full the comments provided on the Declaration of Trust disclosure for the FT Cboe Vest Rising Dividend Achievers Target Income ETF.

Response to Comment 6

The Registrant notes that the Declaration contains a provision that clarifies that the Trustees of the Trust are not subject to the law in Massachusetts or other states relating to the duties and liabilities of trustees of donative trusts (a trust that establishes a gift of an interest in property to a beneficiary) or probate trusts (a trust which allows a person to place an asset into trust and retain control and access) or similar common law trusts, but are subject only to the law in Massachusetts relating to the trustees of Massachusetts business trusts under Chapter 182 of the Massachusetts General Laws. This provision does not eliminate the fiduciary duties of the trust’s Trustees, but limits those duties to the duties of trustees of Massachusetts business trusts. In addition, as noted, the Trustees remain fully subject to their duties under the federal securities laws. Pursuant to the Staff’s request, the below disclosure has been added to each Fund’s SAI. The Registrant believes that adding this disclosure to the SAI and not the Prospectus, as requested by the Staff, is appropriate for investor comprehension.

The Declaration provides that a Trustee acting in his or her capacity as Trustee is liable to the Trust for his or her own bad faith, willful misfeasance, gross negligence, or reckless disregard of his or her duties involved in the conduct of the individual’s office, and for nothing else and shall not be liable for errors of judgment or mistakes of fact or law. The Declaration also provides that the Trustees of the Trust will be subject to the laws of the Commonwealth of Massachusetts relating to Massachusetts business trusts, but not to the laws of Massachusetts relating to the trustees of common law trusts, such as donative or probate type trusts… These provisions are not intended to restrict any shareholder rights under the federal securities laws and the Declaration specifically provides that no provision of the Declaration shall be effective to require a waiver of compliance with any provision of, or restrict any shareholder rights expressly granted by, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the 1940 Act, or of any valid rule, regulation, or order of the Commission thereunder.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon